June 9, 2014

VIA EDGAR CORRESPONDENCE

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	Highland Funds I (“Registrant”)

(File Nos. 333-132400 and 811-21866)

Dear Mr. Greene:

On May 5, 2014, Larry Greene of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to me regarding Post-Effective Amendment No. 40 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 43 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 40/43”) relating to Highland Unconstrained Income Opportunities Fund (the “Fund”). Summaries of the Staff’s comments and the Registrant’s responses on Amendment No. 40/43 are set forth below.

Summary Prospectus

1.        SEC Comment: The name of the Fund is Highland Unconstrained Income Opportunities Fund. The investment objective of the Highland Unconstrained Income Fund is to seek to achieve high total returns while attempting to minimize losses. Please explain the inconsistency between the Fund’s name and its investment objective. Specifically, “income” is in the name of the Fund and is not part of the Fund’s investment objective.

Response: The name of the Fund will be changed to Highland Opportunistic Credit Fund. As such, the Registrant respectfully submits that the Fund’s name is consistent with the Fund’s investment objective.

2.        SEC Comment: Under the section “Description of the Non-Principal Investments and Other Risk Factors” in the Statement of Additional Information, the Registrant discloses that the Fund may invest in securities of other investment companies. Please confirm that, if applicable, the Fund will disclose a line item in the Annual Fund Operating Expenses table for “Acquired Fund Fees and Expenses.”

Response: The Registrant confirms that the Fund follows the instructions to Item 3 of Form N-1A in calculating its Acquired Fund Fees and Expenses and when determining whether to disclose such fees and expenses in the Annual Fund Operating Expenses table of its prospectus. The Registrant monitors Acquired Fund Fees and Expenses on an ongoing basis and includes a separate subcaption in the the Annual Fund Operating Expenses table for Acquired Fund Fees and Expenses as required under Instruction 3(f) to Item 3 of Form N-1A.

3.        SEC Comment: Footnote 2 to the Annual Fund Operating Expenses table in the prospectus states that “Other Expenses” “have been adjusted as necessary from amounts incurred during the Predecessor Fund’s (as defined below) most recent fiscal year to reflect current fees and expenses.” Please explain to the Staff how these expenses have been adjusted.

Please complete and provide to the Staff the fee and expenses tables in the section “Fees and Expenses for Class A, Class C and Class Z Shares” in the prospectus.

Response: Other Expenses have been adjusted to reflect the expected operating expenses of the fund, based on the actual expenses of other open-ended mutual funds of similar size and strategies which are managed by the Adviser.

	Class A	Class C		Class Z
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge Imposed on Purchases (as % of offering price)	3.50%	None		None
Maximum Sales Charge Imposed on Reinvested Dividends and other Distributions (as % of offering price)	None	None		None
Maximum Contingent Deferred Sales Charge (as % of the net asset value at the time of purchase or redemption, whichever is lower)	None	1.00	%(1)	None
Exchange Fee	None	None		None
Redemption Fee	None	None		None

Annual Fund Operating Expenses (expenses that you pay each year as % of the value of your investment)
Management Fees	1.00%	1.00%		1.00%
Distribution and Service (12b-1) Fees	0.35%	0.85%		None
Other Expenses(2)	0.71%	0.71%		0.71%
Total Annual Fund Operating Expenses	2.06%	2.56%		1.71%
Expense Reimbursement(3)	-0.81%	-0.81%		-0.81%
Total Annual Fund Operating Expenses After Expense Reimbursement	1.25%	1.75%		0.90%

1	The contingent deferred sales charge (CDSC) on Class C Shares is 1.00% for shares tendered and accepted for repurchase within the first year of purchase. There is no CDSC on Class C Shares thereafter.
2	“Other Expenses” are based on estimated amounts for the current fiscal year. These amounts have been adjusted as necessary from amounts incurred during the Predecessor Fund’s (as defined below) most recent fiscal year to reflect current fees and expenses.
3	Highland Capital Management Fund Advisors, L.P. (the “Adviser”) has contractually agreed to limit the total annual operating expenses (exclusive of fees paid by the Fund pursuant to its distribution plan under Rule 12b-1 under the Investment Company Act of 1940, as amended, taxes, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) of the Fund to 0.90% of average daily net assets of the fund (the “Expense Cap”). The Expense Cap will continue through at least October 31, 2015, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees. The Trust, on behalf of the Fund, has contractually agreed to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to the Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Trust will be made with respect to amounts paid, waived or reimbursed by the Adviser more than 36 months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser. The Adviser may not recoup any amounts previously paid, waived or reimbursed under the Expense Cap before payment of the Fund’s operating expenses for the year in which the Adviser intends to recoup such amounts.

4.        SEC Comment: In the section “Principal Investment Strategies” of the prospectus, the second sentence of the first paragraph states that “[f]ixed income securities include the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; and (iv) structured products, including but not limited to, mortgage-backed and other asset- backed securities and collateralized debt obligations.”

(a)	With respect to the instruments noted in (i), (ii), (iii) and (iv), will the Fund originate any of the instruments or merely purchase in the market?
(b)	Will any of these instruments be offered in tranches and will such instruments have additional risk?

Response:

(a)	The Registrant confirms that the Fund will not originate any of the instruments; the Fund will purchase in the market.
(b)	The structured products in which the Fund may invest, including but not limited to, mortgage-backed and other asset- backed securities and collateralized debt obligations, may be offered in tranches.

Structured products will have additional risk. In addition to the principal risks the Registrant currently discloses that may relate to investments in structured products (counterparty risk, credit risk, debt securities risk, interest rate risk, non-payment risk and prepayment risk), the Registrant will add the following principal risks to the prospectus: mortgage-backed securities risk, asset-backed securities risk and extension risk.

5.        SEC Comment: In the section “Principal Investment Strategies” of the prospectus, the last sentence of the first paragraph states that “[t]he Fund will invest primarily in U.S. companies, but may invest up to twenty percent (20%) (calculated at the time of purchase) of its assets in non-U.S. companies or assets denominated in foreign currencies.”

(a)	Will there be any emerging markets risk or developing markets risk to shareholders?
(b)	Specifically, would this 20% limit permit the Fund to purchase Russian banks that are located outside of Russia? Does the Fund intend to invest in Russian securities?

Response:

(a)        There will be emerging and developing markets risk to shareholders. The Registrant has included an “Emerging and Developing Markets Risk” in the “Principal Risks” section of the prospectus.

(b)        The Fund does not currently intend to purchase Russian banks or Russian securities.

6.        SEC Comment: In the section “Principal Investment Strategies” of the prospectus, the fifth sentence of the second paragraph states that “[t]he Fund is not limited in the amount it may invest in derivatives, and it may use derivatives for investment gain, or speculative, purposes.”

(a)	Since the Fund has no limit in the amount it may invest in derivatives, does the Fund intend to invest more than 80% of its investments in derivatives?

(b)	Are derivatives included in the 80% investment test for the Fund’s net assets?
(c)	Please confirm that derivatives are valued marked-to-market to the extent the Fund invests in derivatives.

Response:

(a)        The Fund does not currently intend to invest more than 80% of its assets in derivatives.

(b)        Derivatives will be included in the 80% investment test for the Fund’s net assets.

(c)        The Registrant confirms that derivatives are typically valued on a marked-to-market basis to the extent the Fund invests in derivatives.

7.        SEC Comment: In the section “Principal Investment Strategies” of the prospectus, the third paragraph states that “[t]he Fund’s Board of Trustees may change any of the foregoing investment policies, including its investment objective, without shareholder approval, upon at least 60 days’ prior notice to shareholders of any change.”

Please revise the disclosure to state “at least 60 days’ prior written notice.”

Response: The Registrant will make the change as requested.

8.        SEC Comment: Please indicate to the Staff if the Fund has any duration or maturity strategy.

Response: The Registrant confirms that the Fund does not have a specific duration or maturity strategy.

9.        SEC Comment: Please provide the Staff with the Fund’s redemption policy.

Response: The Registrant respectfully directs the Staff’s attention to the Fund’s redemption policy described under “Redemption of Shares,” including subsections “Involuntary Redemption” and “Redemption Proceeds,” in the prospectus.

10.        SEC Comment: In the section “Principal Investment Strategies” of the prospectus, the second sentence of the fifth paragraph states that “[t]he Fund may also receive equity or equity-related securities from time to time in connection with a workout transaction.”

Are the equity-related securities unregistered or restricted? If yes, please revise disclosure to indicate such securities are unregistered and/or restricted.

Response: The equity-related securities may be unregistered and/or restricted. The Registrant will add the following disclosure after the referenced language:

“Such equity-related securities may be unregistered and/or restricted.”

11.        SEC Comment: In the section “Principal Investment Strategies” of the prospectus, the seventh paragraph states that “[f]rom time to time, the Fund may also invest some of the Fund’s assets in short-term U.S. Government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations, to enable the Fund to make investments quickly and to serve as collateral with respect to certain of its investments. A greater percentage of Fund assets may be invested in such obligations if the Sub-Adviser believes that a defensive position is appropriate because of expected economic or business conditions or the outlook for security prices. From time to time, cash positions may be placed in one or more money-market funds or cash and cash equivalents may be used as defensive instruments. When following a defensive strategy, the Fund will be less likely to achieve its investment objective.”

Please explain supplementally to the Staff how the Fund is achieving its investment objective if it employs a defensive strategy.

Response: The Registrant respectfully submits that a defensive strategy is necessary during certain market conditions in order for the Fund to achieve its investment objective of seeking to achieve high total returns while attempting to minimize losses.

Statutory Prospectus

12.        SEC Comment: In the section “Description of Principal Investments” of the prospectus, the Fund has disclosure related to “Undervalued Stocks.”

Is investing in undervalued stocks a principal investment strategy of the Fund? If yes, please include appropriate disclosure in “Principal Investment Strategies” and “Principal Risks” as required by Item 4 of Form N-1A.

Response: The Registrant confirms that investing in undervalued stocks is a principal investment strategy of the Fund and has added the requested disclosure.

13.        SEC Comment: In the section “Shareowner Guide-How to Invest in the Fund-How to Buy Shares” of the prospectus, the second paragraph of the section states that “[t]he USA PATRIOT Act may require the Fund, a Financial Advisor or its authorized designee to obtain certain personal information from you which will be used to verify your identity. If you do not provide the information, it may not be possible to open your account. If the Fund, a Financial Advisor or authorized designee is unable to verify your customer information, the Fund reserves the right to close your account or to take such other steps as it deems reasonable.”

Please confirm whether the Fund has appointed an anti-money laundering officer.

Response: The Registrant confirms supplementally that the Chief Compliance Officer has been formally designated by the Board of Trustees as the anti-money laundering officer of the Fund.

Statement of Additional Information (“SAI”)

14.        SEC Comment: On the cover of the SAI, please disclose the number of series of the Registrant in the first paragraph.

Response: The Registrant will make the change as requested.

15.        SEC Comment: On the cover of the SAI, the second paragraph states that the Fund will acquire the assets of Highland Special Situations Fund. Please provide a supplemental explanation of the transaction to the Staff. In addition, please disclose in the prospectus as necessary.

Response: Highland Special Situations Fund is a Delaware statutory trust and closed-end fund (the “Predecessor Fund”). The Predecessor Fund has one class of outstanding common shares and has had one shareholder, Highland Capital Management, L.P., since inception in 2012. The Predecessor Fund is managed by HCMFA, the Fund’s investment adviser, with a substantially similar investment objective and managed by the same portfolio manager. Upon the consent of the sole shareholder of the Predecessor Fund (the “Sole Shareholder”), the Predecessor Fund and the Registrant, on behalf of the Fund, intend to execute an Agreement and Plan of Reorganization (the “Plan”). The Plan provides for the acquisition of the assets of the Predecessor Fund in exchange for Class Z shares of the Fund and the assumption of the obligations and liabilities of the Predecessor Fund by the Fund. The consent of the Sole Shareholder to the Plan will also constitute consent to the liquidation and dissolution of the Predecessor Fund in connection with the reorganization.

It is intended that, as a result of the reorganization of the Predecessor Fund, the Sole Shareholder will receive on a tax-free basis (for U.S. federal income tax purposes), a number of full and fractional Class Z shares of the Fund equal to the value of the Sole Shareholder’s share of the net assets of the Predecessor Fund, as determined using the valuation policies and procedures of the Registrant, transferred to the Fund on the closing date, which is expected to be in June 2014 or such later date as the Predecessor Fund and Fund may agree (the “Closing Date”). The reorganization will be effected at the relative net asset value of the Predecessor Fund and the Fund as of the close of regular trading on the New York Stock Exchange on the business day immediately preceding the Closing Date. The Fund will be the successor to the accounting and performance information of the Predecessor Fund after consummation of the reorganization.

With respect to prospectus disclosure of the reorganization, the Registrant respectfully directs the Staff’s attention to the disclosure under “Risk/Return Bar Chart and Table for the Fund.”

16.        SEC Comment: In the section “Description of Non-Principal Investments and Risk Factors-Derivatives-Options on Securities Indices” of the SAI, the second paragraph states that “[b]ecause options on securities indices require settlement in cash, the Adviser or Sub-Adviser may be forced to liquidate portfolio securities to meet settlement obligations. When the Fund writes a put or call option on a securities index, it will cover the position by earmarking assets with the Fund’s custodian.”

Please confirm that the Fund will segregate the notional amount to cover the position.

Response: The Fund confirms that it will segregate or earmark liquid assets sufficient to cover the strike price, in the case of a written put, or the gross value of the underlying assets, in the case of a written option.

17.        SEC Comment: In the section “Description of Non-Principal Investments and Risk Factors-Other Investment Policies-Swap Agreements” of the SAI, the last sentence of the last paragraph states that “[i]f the Fund uses credit default swaps to leverage its portfolio, it will be exposed to additional risks, including the risk that the Fund’s use of leverage will magnify the effect of any losses the Fund incurs since if an event of default occurs the seller must pay the buyer the full notional value of the reference obligation.”

Please clarify disclosure to note that the full notional value is segregated.

Response: The Registrant respectfully declines to add the requested disclosure because the Registrant does not believe it would enhance shareholders’ understanding. The Registrant confirms supplementally that it is the Fund’s current intention to segregate assets on a notional basis where the Fund is the seller of the credit default swap.

18.        SEC Comment: In the section “Investment Restrictions” of the SAI, please correct any references to each Fund or a Fund to the Fund.

Response: The Registrant will make the change as requested.

19.        SEC Comment: In the section “Investment Restrictions-Fundamental Investment Restrictions” of the SAI, fundamental investment restrictions #2 and #3 appear similar. Please explain.

Response: The Registrant appreciates the Staff’s comment and has deleted fundamental investment restriction #3.

20.        SEC Comment: In the section “Investment Restrictions-Non-Fundamental Investment Restrictions” of the SAI, please remove the additional “if, as a result hereof,” from investment restriction #2.

Response: The Registrant will make the change as requested.

21.        SEC Comment: In the section “Investment Restrictions-Non-Fundamental Investment Restrictions” of the SAI, please explain the cross reference to fundamental investment restriction #6 in non-fundamental investment restriction #4.

Response: The Registrant appreciates the Staff’s comment and has revised non-fundamental investment restriction #4 to cross reference fundamental investment restriction #2.

22.        SEC Comment: In the section “Management of the Trust” of the SAI, please add “during the past five years” to the heading in the trustee table “Other Directorships/Trusteeships Held.”

Response: The Registrant will make the change as requested.

* * * * *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert Staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes